Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 18, 2018

Relating to the Preliminary Prospectus Supplement dated September 18, 2018 to the Prospectus dated July 29, 2016

Registration Statement No. 333-212742

Final Term Sheet

3.500% Senior Notes due 2020

3.750% Senior Notes due 2021

4.650% Senior Notes due 2028

5.400% Senior Notes due 2048

Issuer:	The Interpublic Group of Companies, Inc.

Size:	$500,000,000 for the 2020 Notes $500,000,000 for the 2021 Notes $500,000,000 for the 2028 Notes $500,000,000 for the 2048 Notes

Title of Securities:	3.500% Senior Notes due 2020 3.750% Senior Notes due 2021 4.650% Senior Notes due 2028 5.400% Senior Notes due 2048

Maturity Date:	October 1, 2020 for the 2020 Notes October 1, 2021 for the 2021 Notes October 1, 2028 for the 2028 Notes October 1, 2048 for the 2048 Notes

Coupon:	3.500% for the 2020 Notes 3.750% for the 2021 Notes 4.650% for the 2028 Notes 5.400% for the 2048 Notes

Trade Date:	September 18, 2018

Settlement Date*:	September 21, 2018 (T+3)

Price to Public:	99.807% of principal amount for the 2020 Notes 99.931% of principal amount for the 2021 Notes 99.666% of principal amount for the 2028 Notes 99.439% of principal amount for the 2048 Notes

Spread to Benchmark Treasury:	+80 basis points for the 2020 Notes +90 basis points for the 2021 Notes +165 basis points for the 2028 Notes +225 basis points for the 2048 Notes

Benchmark Treasury:	2.625% UST due August 31, 2020 for the 2020 Notes 2.750% UST due September 15, 2021 for the 2021 Notes 2.875% UST due August 15, 2028 for the 2028 Notes 3.125% UST due May 15, 2048 for the 2048 Notes

Benchmark Treasury Price/Yield:	99-21+ / 2.799% for the 2020 Notes 99-20 3⁄4 / 2.874% for the 2021 Notes 98-18+ / 3.042% for the 2028 Notes 98-25+ / 3.188% for the 2048 Notes

Underwriting Discounts:	0.350% for the 2020 Notes 0.400% for the 2021 Notes 0.650% for the 2028 Notes 0.875% for the 2048 Notes

Net Proceeds (Before Expenses) to Issuer:	$497,285,000 (99.457%) for the 2020 Notes $497,655,000 (99.531%) for the 2021 Notes $495,080,000 (99.016%) for the 2028 Notes $492,820,000 (98.564%) for the 2048 Notes

Optional Redemption:

The redemption price for each series of the Notes that the Company redeems prior to the applicable maturity date in the case of the 2020 Notes and the 2021 Notes, prior to July 1, 2028 (three months prior to the maturity date of the 2028 Notes), in the case of the 2028 Notes, or prior to April 1, 2048 (six months prior to the maturity date of the 2048 Notes), in the case of the 2048 Notes, at a redemption price equal to the greater of:

•  100% of the principal amount of the series of the Notes to be redeemed; and

•  a “make-whole” amount, which will equal the sum of the present values of the Remaining Scheduled Payments (as defined in the Preliminary Prospectus Supplement) on such series of the Notes discounted to the redemption date on a semiannual basis, at a rate equal to the sum of the applicable Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 15 basis points, in the case of the 2020 Notes, 15 basis points, in the case of the 2021 Notes, 25 basis points, in the case of the 2028 Notes, and 35 basis points, in the case of the 2048 Notes, plus, in each case, the applicable accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

In addition, the Company may redeem, in whole or in part, the 2028 Notes at any time on or after July 1, 2028 (three months prior to the maturity date of the 2028 Notes), and the 2048 Notes at any time on or after April 1, 2048 (six months prior to the maturity date of the 2048 Notes), in each case, at a redemption price equal to 100% of the principal amount of the Notes of each such series to be redeemed, plus the applicable accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Special Mandatory Redemption:	If (i) the AMS Acquisition is not completed on or prior to June 30, 2019, or (ii) the Purchase Agreement is terminated on or prior to June 30, 2019, the Company will redeem all of the 2020 Notes, 2021 Notes and 2028 Notes on the Special Mandatory Redemption Date at the Special Mandatory Redemption Price (each as defined in the Preliminary Prospectus Supplement).

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2019 (long first coupon)

Record Dates:	March 15 and September 15

Expected Ratings**:	Baa2/Stable (Moody’s) BBB/Neg. (S&P) BBB+/Stable (Fitch)

CUSIP/ISIN:	460690 BM1 / US460690BM12 for the 2020 Notes 460690 BN9 / US460690BN94 for the 2021 Notes 460690 BP4 / US460690BP43 for the 2028 Notes 460690 BQ2 / US460690BQ26 for the 2048 Notes

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	BBVA Securities Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. ING Financial Markets LLC Lloyds Securities Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	Citizens Capital Markets, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Danske Markets Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC Telsey Advisory Group LLC

*It is expected that delivery of the Notes will be made against payment therefor on or about September 21, 2018, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes on the date of pricing should consult their own advisors.

**The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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